Mail Stop 3561

August 23, 2010

<u>Via Fax & U.S. Mail</u>

Mr. James J. Murren
Chief Executive Officer
MGM Resorts International
3600 Las Vegas Boulevard South
Las Vegas, Nevada 89109

      Re: MGM Resorts International
              Form 10-K for the year ended December 31, 2009
              Filed February 26, 2010
              File No. 1-10362

Dear Mr. Murren:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Linda Cvrkel
Branch Chief